SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

From: May 20, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Press release of May 20, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 20, 2004	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 20, 2004

IVANHOE MINES APPOINTS NEW CHIEF FINANCIAL OFFICER, TREASURER
AND CONCENTRATE MARKETING EXECUTIVE

SINGAPORE — Ivanhoe Mines’ board of directors announced today that it has divided the responsibilities of the Chief Financial Officer and created a new position of Treasurer. The separation of roles was prompted by the increased demands and complexities of financial management as the company moves forward with the development of its Oyu Tolgoi (Turquoise Hill) copper and gold project in Mongolia.

Peter Meredith becomes the company’s Chief Financial Officer (CFO) and Pierre Masse, the company’s current CFO, assumes the position of Vice President and Treasurer. The changes take effect immediately.

Mr. Meredith was the CFO of Ivanhoe Mines between June, 1999, and November, 2001. He rejoins the company from Ivanhoe Capital Corporation, a private, Singapore-based company that specializes in venture capital and project financing. During Mr. Meredith’s tenure with Ivanhoe Capital, associated companies, including Ivanhoe Mines, Ivanhoe Energy and Ivanhoe Nickel and Platinum (formerly African Minerals), raised more than US$450 million on international capital markets to advance their respective business interests.

A Canadian Chartered Accountant, Mr. Meredith spent 30 years with the accounting firm Deloitte & Touche LLP, prior to joining the Ivanhoe group of companies in 1996.

Copper Concentrate Marketing Executive Appointed

Ivanhoe Mines’ President John Macken announced the appointment of Jay Gow as the company’s Vice President, Marketing. He joins the Ivanhoe Mines team that is being assembled to bring into production the Oyu Tolgoi project in Mongolia’s South Gobi region.

Mr. Gow is a mining marketing executive with more than 20 years of progressively increasing responsibilities in domestic and international copper-concentrate marketing and transportation. He has a successful track record of establishing and operating concentrate marketing departments for two major South American copper mines — Alumbrera and Antamina — and coordinating concentrate sales for one of Canada’s largest copper mines — Highland Valley Copper. He has extensive experience in negotiating large supply and transportation contracts with international customers and has wide-ranging metal industry and transportation contacts in Asia, Europe and the Americas.

“Mr. Gow brings a unique set of marketing skills that the company needs to evaluate the options available to market the copper and gold concentrates that will be produced from the planned mine at Oyu Tolgoi,” said Mr. Macken.

Ivanhoe holds or controls exploration rights covering more than 111,000 square kilometres in central and southern Mongolia. The Oyu Tolgoi project and the principal exploration properties in

Mongolia, and in the neighbouring Inner Mongolia region of northern China, now constitute Ivanhoe’s core holdings.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts
Investors: Bill Trenaman: +1.604.688.5755
Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, the planned development of a mine at Oyu Tolgoi, the planned production of copper and gold concentrates, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other risks that are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada, Australia and the United States.

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